MINTZ & FRAADE, P.C.

COUNSELORS AT LAW

488 MADISON AVENUE

NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
ARTHUR L. PORTER, JR
JON M. PROBSTEIN
TELECOPIER	SEYMOUR REITKNECHT
(212) 486-0701	I. FREDERICK SHOTKIN
JOSEPH J. TOMASEK

February 13, 2015

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Kristina Aberg, Staff Attorney

Re:	Jobbot, Inc. Registration Statement on Form S-1 Filed November 4, 2014 File No. 333-199833

Dear Sir/Madam:

We represent Jobbot, Inc. (the “Company”). We are replying on the Company’s behalf to the comment letter dated December 1, 2014. We have set forth below each of your comments and our response to each said comment.

General

1. We note your disclosure that you are an early stage company. We further note that you do not appear to have conducted any active operations since your inception and that you have nominal assets consisting solely of cash. Accordingly, you appear to be a “shell company” as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently, and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus. Please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

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Although we believe the Company is not a “shell” due to the fact that it is a start up as described in footnote 172 of SEC Release No. 33-8869, the Company has agreed to be treated as a “shell” for the purpose of this offering. Accordingly, the Amended Form S-1 contains the undertaking required by Item 512(a)(6) of Regulation S-K beginning on page 48.

2. It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

The Amended Form S-1 has been revised to include disclosure of the Company being an “emerging growth company”.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No sales materials are contemplated being utilized except for the Company’s prospectus.

4. Please update the financial information within your prospectus in accordance with Rule 8-08 of Regulation S-X.

The Amended Form S-1 has been revised to provide the updated financial information for the fiscal quarter ending on September 30th, 2014.

Registration Statement Cover Page

5. We note that you have included the “subject to completion” legend on the registration statement cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

The Company does not intend to use the prospectus prior to the registration statement being declared effective with respect to the sale of the Company’s securities.

Summary Financial Information, page 2

6. Please amend to revise that the financial information provided for Period from April 21, 2011 (inception) to June 30, 2014 is unaudited or provide the audit report from your registered independent public accounting firm for such period.

The Amended Form S-1 has been revised to disclose that the financial information provided for the Period from April 21, 2011 to September 30, 2014 is unaudited.

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7. Please advise us how you calculated Working capital as of the balance sheet dates provided, and update the amounts provided if necessary. Please also correct the amounts presented for liabilities for all balance sheet period presented as such amounts appear to indicate you have contra liabilities.

The Company calculated working capital, as of the balance sheet dates by dividing current assets by current liabilities. The Amended Form S-1 contains revised amounts, for the balance sheet dates provided, of working capital. The amounts of the Company’s liabilities, for all balance sheet periods, have been revised on page 2.

Selling Security Holders, page 13

8. We note that in the table on page 14, you disclose that Robert Denn holds 550,000 shares of your common stock, but in the table under “Security Ownership of Certain Beneficial Owners and Management” on page 26, you disclose that Robert Denn holds 500,000 shares of your common stock. Please clarify the amount of your common stock held by Mr. Denn.

Robert Denn holds 550,000 shares of common stock in Jobbot, Inc. Page F-17 of the Amended Form S-1 has been revised to reflect this amount.

Description of Business, page 18

9. Please significantly expand the description of your business, including how employers and job seekers may engage you and your fee structure.

The Amended Form S-1 contains an expanded description of the Company’s business beginning on page 15.

10. We note that much of the information in the “Description of Business” and “Management’s Discussion and Analysis or Plan of Operation” sections of your registration statement appears promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. If a reasonable basis cannot be provided, the statements should be removed. In addition, please significantly revise your disclosure to address your current and immediate activities according to the requirements of Item 101(h) of Regulation S-K.

The Company continues to rely upon the disclaimer at beginning of “Management’s Discussion and Analysis or Plan of Operation” on page 18 to disclose that the section may contain forward-looking statements. Beginning on page 15, the Company has revised its disclosure in accordance with Item 101(h) of Regulation S-K.

11. It appears that your agreement with Simply Hired may constitute a material contract. Please include disclosure as to the material terms of this agreement. Please also file this agreement with your next amendment or provide us with analysis as to why you are not required to do to so. Refer to Item 601(b)(10) of Regulation S-K.

The Amended Form S-1 has been revised to disclose the Company’s contract with Simply Hired beginning on page 16.

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Revenue, page 20

12. Please include a statement here, if true, that you have not generated any revenue to date and that you currently do not have any clients or subscribers.

The Amended Form S-1 has been revised on page 16 to disclose that the Company has not generated any revenue since its inception.

Management’s Discussion and Analysis or Plan of Operation, page 22

13. Please revise this section to include more information regarding your plan of operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding of your anticipated expenditures. Please explain how you plan to meet each of the milestones if you cannot receive funding. See Item 101(a)(2) of Regulation S-K.

The Amended Form S-1 has been revised, beginning on page 18, to provide more information with respect to the Company’s plan of operations over the next 12 months.

Results of Operations for the Three and Six months ended June 30, 2014 and June 30, 2013, page 23

14. We note your disclosure that consulting expenses were $5,000 and $15,000 for the three and six months ended June 30, 2014, respectively. We further note that under “Where You Can Find More Information” on page 28, you disclose that on February 9, 2014, Larry Paduano was issued 500,000 shares of common stock, at value $0.01 per share for services rendered to the Company as a consultant valued in the amount of $5,000, on March 15, 2014, Larry Cagno was issued 500,000 shares of common stock, at value $0.01 per share for services rendered to the Company as a consultant valued in the amount of $5,000, and on April 13, 2014, Robert Denn was issued 500,000 shares of common stock, at value $0.01 per share for services rendered to the Company as a consultant valued in the amount of $5,000. However, we note that under “Note 8 – Subsequent Events” on page F-11 and “Note 5 – Due to Related Party” on page F-19, you disclose that in May 2014, you issued an aggregate of 1,500,000 shares of common stock for general consulting services rendered by three shareholders. Please clarify the dates, amounts and recipients of common stock grants issued as consideration for consulting services. Please also clarify the nature of the consulting services provided to you by any such recipients of common stock.

The Amended Form S-1 has been revised to reflect the proper amount of shares issued to Larry Paduano, Larry Cagno and Robert Denn for compensation as a consultants under “Note 5 – Related Party” on page F-17.

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15. We note your disclosure regarding interest expense for the three and six months ended June 30, 2014 and 2013, and your statement that “[t]he increase is due to the company taking in the additional loans.” Please revise your disclosure to include information regarding the amount, terms and source of any outstanding loans.

The Amended Form S-1 has been revised to include the Company’s disclosure regarding the amount, terms and source of outstanding loans on page 19.

Report of Independent Registered Public Accounting Firm, page F-2

16. We note the following disclosure in the report of M&K CPAS, PLLC: “As discussed in Note 2 to the financial statements, the Company had no revenue and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern.” Please revise your disclosure in the “Prospectus Summary” and “Risk Factors” sections to include a reference to this risk.

The sections labeled “Prospectus Summary” and “Risk Factors” have been revised on pages 1 and 3, respectively, to include a reference to the risk factor on page F-2 that our accounting firm has raised substantial doubt about our ability to continue as a going concern.

Exhibits, page 31

17. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

The Amended Form S-1 contains all exhibits.

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If you have any questions please contact the undersigned.

Respectfully Submitted,

Mintz & Fraade, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

APF:arr

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